AB 3/3

09057633

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FEB 26 2009

Washington, DC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Republic Equities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Sixth Avenue

(No. and Street)

Des Moines, Iowa 50334

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judith K. Kendzora (515) 245-2293

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/13

0811-1006180

Oath or Affirmation

I, Judith K. Kendzora, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of American Republic Equities Corporation, as of December 31, 2008, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Judith K. Kendzora
President

Tabitha S Meyers
Notary Public

NOTARIAL SEAL IOWA
TABITHA S. MEYERS
Commission Number 728396
My Commission Expires
May, 10, 2010

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statements of Financial Condition
(X)	(c)	Statements of Operations
(X)	(d)	Statements of Cash Flows
(X)	(e)	Statements of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5(g)(1)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

American Republic Equities Corporation
Years Ended December 31, 2008 and 2007
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

0811-1006180

American Republic Equities Corporation

Financial Statements and
Supplemental Information

Years Ended December 31, 2008 and 2007

Contents

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764
Tel: +1 515 243 2727
www.ey.com

ERNST & YOUNG

Report of Independent Registered Public Accounting Firm

The Board of Directors
American Republic Equities Corporation

We have audited the accompanying statements of financial condition of American Republic Equities Corporation (a wholly-owned subsidiary of American Republic Insurance Company) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Republic Equities Corporation at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 11, 2009

American Republic Equities Corporation

Statements of Financial Condition

		December 31		
		2008		2007
Assets				
Cash and cash equivalents	$	**95,566**	$	120,706
Accrued interest receivable		**91**		206
Current income taxes recoverable		**8,075**		–
Prepaid insurance		**600**		276
Total assets	$	**104,332**	$	121,188
Liabilities and stockholder's equity				
Liabilities:				
Due to affiliates	$	**2,100**	$	2,308
Current income taxes payable		**–**		5,025
Total liabilities		**2,100**		7,333
Stockholder's equity:				
Common stock, par value $1.00 per share – 50,000 shares authorized, issued, and outstanding		**50,000**		50,000
Retained earnings		**52,232**		63,855
Total stockholder's equity		**102,232**		113,855
Total liabilities and stockholder's equity	$	**104,332**	$	121,188

See accompanying notes.

American Republic Equities Corporation

Statements of Operations

	Year Ended December 31	
	2008	**2007**
Income:		
Variable annuity processing fee	$ 6,000	$ 6,500
Interest	1,477	2,584
Other income	–	37,696
	7,477	46,780
Expenses:		
Salaries and related expenses	18,146	20,847
Professional fees	6,397	6,769
Insurance expense	329	331
Licenses and fees	240	258
Miscellaneous	2,060	1,666
	27,172	29,871
(Loss) income before income tax (benefit) expense	(19,695)	16,909
Income tax (benefit) expense:		
Current	(8,072)	4,874
Deferred	–	1,939
	(8,072)	6,813
Net (loss) income	$ (11,623)	$ 10,096

See accompanying notes.

American Republic Equities Corporation

Statements of Changes in Stockholder's Equity

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2007	$ 50,000	$ 53,759	$ 103,759
Net income	–	10,096	10,096
Balance at December 31, 2007	50,000	63,855	113,855
Net loss	–	(11,623)	(11,623)
Balance at December 31, 2008	$ 50,000	$ 52,232	$ 102,232

See accompanying notes.

American Republic Equities Corporation

Statements of Cash Flows

	Year Ended December 31	
	2008	2007
Operating activities		
Net (loss) income	$ (11,623)	$ 10,096
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Deferred income tax expense	–	1,939
Changes in operating assets and liabilities:		
Accrued interest receivable	115	16
Current income taxes recoverable/payable	(13,100)	7,687
Prepaid insurance	(324)	331
Due to affiliates	(208)	1,679
Net cash (used in) provided by operating activities	(25,140)	21,748
(Decrease) increase in cash and cash equivalents	(25,140)	21,748
Cash and cash equivalents at beginning of year	120,706	98,958
Cash and cash equivalents at end of year	$ 95,566	$ 120,706
Supplemental disclosure of cash flow information		
Cash (paid) received for income taxes	$ (5,022)	$ 2,813

See accompanying notes.

American Republic Equities Corporation

Notes to Financial Statements

December 31, 2008

1. Significant Accounting Policies

Organization

American Republic Equities Corporation (the Company) is a wholly-owned subsidiary of American Republic Insurance Company (American Republic) which, in turn, is wholly-owned by American Enterprise Group, Inc. American Enterprise Group, Inc. is a wholly-owned subsidiary of American Enterprise Mutual Holding Company. The Company operates as a broker-dealer principally to market variable annuity products offered by American Republic.

Cash Equivalents

In connection with the preparation of its statements of cash flows, the Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Income Taxes

The deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expense or benefit is based on the changes in the asset or liability from period to period.

Other Income

Other income in 2007 consists principally of amounts received from the Financial Industry Regulatory Authority as a result of the NASD and NYSE Member Regulation consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

1. Significant Accounting Policies (continued)

Fair Value Measurement

The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157), effective January 1, 2008. In accordance with FAS 157, fair value is defined as the price that the Company would receive at the measurement date upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment.

FAS 157 establishes a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk; for example, the risk inherent in a particular valuation technique used to measure fair value, including such a pricing model and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.

The three-tier hierarchy of inputs is summarized below.

- Level 1 – quoted prices in active markets for identical investments.
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.).
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The fair value of the Company's cash equivalents are measured using quoted market prices.

1. Significant Accounting Policies (continued)

Pending Accounting Pronouncements

On July 13, 2006, the FASB issued Interpretation (FIN) No.48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109, *Accounting for Income Taxes*. FIN 48 provides a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 defines the threshold for recognizing tax return positions in the financial statements as "more likely than not" that the position is sustainable, based on its merits. FIN 48 also provides guidance on the measurement, classification and disclosure of tax return positions in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to comprehensive income in the period of adoption. The Company is presently evaluating the impact of FIN 48 on its consolidated financial statements.

2. Income Taxes

The results of the Company's operations are included in the consolidated federal income tax return of American Enterprise Mutual Holding Company, and its direct and indirect subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. The Company and certain affiliates also file a consolidated income tax return for the State of Iowa.

At December 31, 2008 and 2007, the Company had no net operating loss carryforwards for federal or state income tax purposes nor any capital loss carryovers. The primary difference between the Company's effective tax rate and the customary federal income tax rate is state taxes.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2008, the Company had defined net capital of $92,466, which was $87,466 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.023 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(l).

4. Related-Party Transactions

The Company receives a monthly fee of $500 for underwriting a variable annuity product offered by American Republic.

Principally all of the Company's operating expenses are the result of charges by American Republic and other affiliates for personnel and other services provided on a mutually agreed-upon basis.

Supplemental Information

American Republic Equities Corporation

Computation of Net Capital – Part IIA

December 31, 2008

Computation of net capital

1. Total ownership equity from statement of financial condition			$ 102,232
2. Deduct ownership equity not allowable for net capital			–
3. Total ownership equity qualified for net capital			102,232
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other (deductions) or allowable credits			–
5. Total capital and allowable subordinated liabilities			102,232
6. Deductions and/or charges:			
A. Total nonallowable assets from statement of financial condition (Notes B and C):			
• Accrued interest receivable	$ 91		
• Current income taxes recoverable	8,075		
• Prepaid insurance	600	$ 8,766	
B. Secured demand note deficiency		–	
C. Commodity futures and spot commodities – proprietary capital charges		–	
D. Other deductions and/or changes		–	
7. Other additions and/or credits			
8. Net capital before haircuts on securities positions			93,466
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		$ –	
B. Subordinated securities borrowings		–	
C. Trading and investment securities:			
1. Exempted securities		–	
2. Debt securities		–	
3. Options		–	
4. Other securities		1,000	
D. Undue concentration		–	
E. Other		–	1,000
10. Net capital			$ 92,466

American Republic Equities Corporation

Computation of Net Capital – Part IIA (continued)

Computation of basic net capital requirement

Part A

11. Minimum net capital required (6 2/3% of line 19)		$ 140
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 less 13)		87,466
15. Excess net capital at 1000% (line 10 less 10% of line 19)		92,256

Computation of aggregate indebtedness

16. Total A.I. liabilities from statement of financial condition		$ 2,100
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	–
19. Total aggregate indebtedness		2,100
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		2.3%
21. Percentage of debt to debt – equity total computed in accordance with Rule 15c3-1(d)		–%

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

American Republic Equities Corporation

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2008

Computation for determination of reserve requirements pursuant to Rule 15c3-3:

Exemptive provision

22. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)(1) – Limited business (mutual funds and/or variable annuities only).	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm __________.	
D. (k)(3) – Exempted by order of the Commission.	

American Republic Equities Corporation

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2008

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2008.

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764
Tel: +1 515 243 2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5(g)(1)

The Board of Directors
American Republic Equities Corporation

In planning and performing our audit of the financial statements of American Republic Equities Corporation (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 11, 2009

END